UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              Class A 1,398,820; Class B  772,320

8   SHARED VOTING POWER
              0

9   SOLE DISPOSITIVE POWER
              Class A 1,398,820; Class B  772,320

10  SHARED DISPOSITIVE POWER
              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 1,398,820; Class B  772,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 1.17%; Class B 1.07%

14  TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Icahn & Co., Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              Class A 898,000; Class B 340,906

8   SHARED VOTING POWER
              0

9   SOLE DISPOSITIVE POWER
              Class A 898,000; Class B 340,906

10  SHARED DISPOSITIVE POWER
              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 898,000; Class B 340,906

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 0.75%; Class B 0.47%

14  TYPE OF REPORTING PERSON*
              P

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Hopper Investments LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 1,398,820; Class B  772,320

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 1,398,820; Class B  772,320

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 1,398,820; Class B  772,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 1.17%; Class B 1.07%

14  TYPE OF REPORTING PERSON*
              OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Barberry Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 2,296,820; Class B 1,113,226

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 2,296,820; Class B 1,113,226

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 2,296,820; Class B 1,113,226

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 1.92%; Class B 1.55%

14  TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Icahn Partners Master Fund L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              Class A 4,075,909; Class B 1,932,985

8   SHARED VOTING POWER
              0

9   SOLE DISPOSITIVE POWER
              Class A 4,075,909; Class B 1,932,985

10  SHARED DISPOSITIVE POWER
              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 4,075,909; Class B 1,932,985

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 3.41%; Class B 2.68%

14  TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Icahn Offshore L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              0O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 4,075,909; Class B 1,932,985

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 4,075,909; Class B 1,932,985

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 4,075,909; Class B 1,932,985

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 3.41%; Class B 2.68%

14  TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              CCI Offshore Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 4,075,909; Class B 1,932,985

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 4,075,909; Class B 1,932,985

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 4,075,909; Class B 1,932,985

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 3.41%; Class B 2.68%

14  TYPE OF REPORTING PERSON*
              OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Icahn Partners L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              Class A 5,111,371; Class B 2,519,920

8   SHARED VOTING POWER
              0

9   SOLE DISPOSITIVE POWER
              Class A 5,111,371; Class B 2,519,920

10  SHARED DISPOSITIVE POWER
              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 5,111,371; Class B 2,519,920

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 4.27%; Class B 3.50%

14  TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Icahn Onshore L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 5,111,371; Class B 2,519,920

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 5,111,371; Class B 2,519,920

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 5,111,371; Class B 2,519,920

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 4.27%; Class B 3.50%

14  TYPE OF REPORTING PERSON*
              PN

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              CCI Onshore Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              0

8   SHARED VOTING POWER
              Class A 5,111,371; Class B 2,519,920

9   SOLE DISPOSITIVE POWER
              0

10  SHARED DISPOSITIVE POWER
              Class A 5,111,371; Class B 2,519,920

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 5,111,371; Class B 2,519,920

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 4.27%; Class B 3.50%

14  TYPE OF REPORTING PERSON*
              OO

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1   NAME OF REPORTING PERSON
              Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /
              (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
              OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
              Class A 3,445

8   SHARED VOTING POWER
              Class A 11,484,100; Class B 5,566,131

9   SOLE DISPOSITIVE POWER
              Class A 3,445

10  SHARED DISPOSITIVE POWER
              Class A 11,484,100; Class B 5,566,131

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Class A 11,487,545; Class B 5,566,131

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              //

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Class A 9.60%; Class B 7.73%

14  TYPE OF REPORTING PERSON*
              IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Statement constitutes Amendment No. 6 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005, April 7, 2005, April 8, 2005, April 19, 2005 and April 28, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to add the following:

     In May and July of 2005, Mr. Icahn was issued 689 Class A Shares and 2,756 Class A Shares, respectively, by the Issuer in payment of outside director retainer fees.

Item 4.  Purpose of Transaction

     Item 4 is hereby amended to add the following:

     Affiliates of Mr. Icahn are participating in a transaction described in a press release issued by the Issuer on November 8, 2005. A copy of the press release is set forth in its entirety below:

                     "BLOCKBUSTER INC. ANNOUNCES PRICING OF

                             CUMULATIVE CONVERTIBLE

                            PERPETUAL PREFERRED STOCK

DALLAS--Nov. 8, 2005--Blockbuster Inc. (NYSE: BBI, BBI.B) today announced that it priced a private placement of 7 1/2% Series A cumulative convertible perpetual preferred stock (the "Shares") to Qualified Institutional Buyers pursuant to rule 144A under the Securities Act of 1933. The expected gross proceeds will be $150 million, and the initial purchasers will have an option to purchase and sell an additional $22.5 million of Shares if the over-allotment option in connection with the offering is exercised in full. Blockbuster intends to use the net proceeds from the offering to repay a portion of its borrowings under its revolving credit facility and for general corporate purposes. Affiliates of Carl C. Icahn, a director and an affiliate of Blockbuster, have committed to purchase from the initial purchasers, on the same terms and conditions, $38 million of the Shares.

Blockbuster will issue 150,000 Shares at a price of $1,000 per Share. Each Share is convertible at the option of the holder at a conversion price of $5.15 per Share, subject to adjustment, which represents an initial conversion rate of approximately 194.1748 shares of Blockbuster's class A common stock, representing a conversion premium of approximately 22 1/2% over Blockbuster's class A common stock closing price on November 8, 2005 of $4.20 per share. Dividends of 7 1/2% per year are payable quarterly. Dividends may be payable in cash or, if certain conditions are met, shares of class A common stock or a combination of cash and class A common stock, at Blockbuster's option.

The offering is scheduled to close simultaneously with the effectiveness of the third amendment to Blockbuster's credit facility, which is expected to occur on Tuesday, November 15, 2005.

Neither the Shares nor the underlying shares of common stock have been registered under the Securities Act of 1933, as amended, or any state securities laws, and will not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful."

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     (a) As of 11 a.m. on November 10, 2005, Registrants may be deemed to beneficially own, in the aggregate, 11,487,545 Class A Shares and 5,566,131 Class B Shares, representing approximately 9.60% of the Issuer's outstanding Class A Shares and approximately 7.73% of the Issuer's outstanding Class B Shares (based upon 119,703,075 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of November 4, 2005 by the Issuer in the Issuer's
Schedule 10Q, filed with the  Securities and Exchange  Commission on November 8,
2005).

     (b) High River has sole voting power and sole dispositive power with regard to 1,398,820 Class A Shares and 772,320 Class B Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn & Co. has sole voting power and sole dispositive power with regard to 898,000 Class A Shares and 340,906 Class B Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,075,909 Class A Shares and 1,932,985 Class B Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 5,111,371 Class A Shares and 2,519,920 Class B Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Mr. Icahn has sole voting power and sole dispositive power with regard to 3,445 Class A Shares. Each of Registrants (other than Mr. Icahn) disclaims beneficial ownership of such Shares for all purposes.

     (c) There were no transactions effected in Shares within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2005


HOPPER INVESTMENTS LLC

    By: Barberry Corp.

       By: /s/ Edward E. Mattner
           Name: Edward E. Mattner
           Title: Authorized Signatory


BARBERRY CORP.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

    By:  Hopper Investments LLC, General Partner

       By:  Barberry Corp., member

          By:  /s/ Edward E. Mattner
               Name: Edward E. Mattner
               Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND L.P.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


       [Signature Page of Amendment #6 to Schedule 13D - Blockbuster Inc.]

ICAHN OFFSHORE L.P.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


CCI OFFSHORE CORP.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN PARTNERS L.P.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN ONSHORE L.P.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


CCI ONSHORE CORP.

    By:  /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN & CO., INC.

    By:  /s/ Irene S. March
         Name: Irene S. March
         Title: Controller


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


       [Signature Page of Amendment #6 to Schedule 13D - Blockbuster Inc.]